FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR February 28, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         February 27, 2007


Item 3   News Release
         ------------

         Issued February 27, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

Vancouver, Canada, February 27, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biofuel technology and products based on its advanced fast pyrolysis process, announced today that it has signed a contract with the Ontario Power Authority to supply renewable power under the province's Standard Offer Program ('SOP'). Under the terms of the newly signed contract, Dynamotive will deliver electricity to the grid from its 2.5 MW cogeneration facility at West Lorne. Dynamotive will sell renewable power to the grid at 11 cents per kilowatt hour, or more, for up to 20 years. Fuel for the plant is derived from wood residues from Erie Flooring and Wood Products that are converted to BioOil through Dynamotive's patented fast pyrolysis process. The plant is the first commercial plant of its kind in the world.

Item 5   Full Description of Material Change
         -----------------------------------

5.1  Full Description of Material Change

Vancouver, Canada, February 27, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biofuel technology and products based on its advanced fast pyrolysis process, announced today that it has signed a contract with the Ontario Power Authority to supply renewable power under the province's Standard Offer Program ('SOP'). Under the terms of the newly signed contract, Dynamotive will deliver electricity to the grid from its 2.5 MW cogeneration facility at West Lorne.

Dynamotive will sell renewable power to the grid at 11 cents per kilowatt hour, or more, for up to 20 years. Fuel for the plant is derived from wood residues from Erie Flooring and Wood Products that are converted to BioOil through Dynamotive's patented fast pyrolysis process. The plant is the first commercial plant of its kind in the world.

Dynamotive President and CEO, Andrew Kingston, said "This is an excellent deal for both Ontario and Dynamotive. The 11 cents a kilowatt hour rate is better than previous rates and leaves open the opportunity to earn additional premiums for peak power generation.

"With about 20,000 megawatt hours of generating time in a year at $110 a megawatt hour, and, in addition, with our existing biofuels contracts, this is an outstanding opportunity for us to achieve a premium rate of return on our investment.

"Our turbine in West Lorne is the world's first to operate commercially on BioOil, and we believe this program will create a lot of additional positive consideration with regard to BioOil being an excellent, renewable industrial fuel for power generation. Importantly, our fuel is produced using an environmentally sound process and does not rely on food crops or subsidies to be economically competitive for renewable power generation," said Kingston.

BioOil produces substantially less smog-precursor NOx emissions than conventional oil as well as little or no SOx. BioOil and Intermediate BioOil are price-competitive replacements for heating oils #2 and #6 which are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program.

About OPA Standard Offer Program

The program was initiated in 2004 and is expected to add about 1,000 MW over the next 10 years. It makes it easier for operators of small renewable energy generating facilities to participate in Ontario's electricity supply system by supplying power through their local electricity distributors and being paid a fair and stable price for the power they provide. For more information go to www.powerauthority.on.ca.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         February 27, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


            (signed)  "Andrew Kingston"
                       ---------------
                       Andrew Kingston
                       President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  February 27, 2007

    DYNAMOTIVE SIGNS CONTRACT WITH ONTARIO POWER AUTHORITY TO SUPPLY POWER
                TO THE GRID FROM ITS WEST LORNE BIOFUEL PLANT

Vancouver, Canada, February 27, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biofuel technology and products based on its advanced fast pyrolysis process, announced today that it has signed a contract with the Ontario Power Authority to supply renewable power under the province's Standard Offer Program ('SOP'). Under the terms of the newly signed contract, Dynamotive will deliver electricity to the grid from its
2.5 MW cogeneration facility at West Lorne.

Dynamotive will sell renewable power to the grid at 11 cents per kilowatt hour, or more, for up to 20 years. Fuel for the plant is derived from wood residues from Erie Flooring and Wood Products that are converted to BioOil through Dynamotive's patented fast pyrolysis process. The plant is the first commercial plant of its kind in the world.

Dynamotive President and CEO, Andrew Kingston, said "This is an excellent deal for both Ontario and Dynamotive. The 11 cents a kilowatt hour rate is better than previous rates and leaves open the opportunity to earn additional premiums for peak power generation.

"With about 20,000 megawatt hours of generating time in a year at $110 a megawatt hour, and, in addition, with our existing biofuels contracts, this is an outstanding opportunity for us to achieve a premium rate of return on our investment.

"Our turbine in West Lorne is the world's first to operate commercially on BioOil, and we believe this program will create a lot of additional positive consideration with regard to BioOil being an excellent, renewable industrial fuel for power generation. Importantly, our fuel is produced using an environmentally sound process and does not rely on food crops or subsidies to be economically competitive for renewable power generation," said Kingston.

BioOil produces substantially less smog-precursor NOx emissions than conventional oil as well as little or no SOx. BioOil and Intermediate BioOil are price-competitive replacements for heating oils #2 and #6 which are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program.

About OPA Standard Offer Program

The program was initiated in 2004 and is expected to add about 1,000 MW over the next 10 years. It makes it easier for operators of small renewable energy generating facilities to participate in Ontario's electricity supply system by supplying power through their local electricity distributors and being paid a fair and stable price for the power they provide. For more information go to www.powerauthority.on.ca.

About Dynamotive

Construct Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Construction progress at the new Guelph plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com

Contacts:

Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028

Nathan Neumer, Director, Communications,
604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
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